UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2021

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXHIBITS

Exhibit Number

1	Announcement dated January 4 2021 in respect of Announcement by NYSE to Commence Delisting Proceedings of American Depositary Shares.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: January 4, 2021
	By:	/s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT BY NYSE TO COMMENCE DELISTING PROCEEDINGS OF AMERICAN DEPOSITARY SHARES

Reference is made to the announcement of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) dated 13 November 2020 in relation to the Executive Order (as defined in the announcement).

The Company noted that The New York Stock Exchange LLC (“NYSE”) announced on 31 December 2020 (US Eastern standard time) that the staff of NYSE Regulation has determined to commence proceedings to delist the securities of three issuers, including the American Depositary Shares (“ADS”) of the Company, on the basis that the Company is no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D in light of the Executive Order. The Executive Order prohibits, beginning 9:30 a.m. (US Eastern standard time) on 11 January 2021, any transaction in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of the companies concerned which include China United Network Communications Group Company Limited, the Company’s ultimate controlling shareholder, by any United States person. The NYSE will suspend trading in the ADSs at 4:00 a.m. (US Eastern standard time) on 7 January 2021, or subject to confirmation that The Depository Trust & Clearing Corporation (DTCC) will settle trades executed on trade date 7 January and 8 January 2021, the NYSE will suspend trading in the ADSs at 4:00 a.m. (US Eastern standard time) on 11 January 2021. The NYSE will apply to the US Securities and Exchange Commission to delist the ADSs upon completion of all applicable procedures.

As of the time when this announcement is posted, the Company has not received any notification from the NYSE on its decision to delist the Company’s ADSs as mentioned above.

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As of 31 December 2020, the number of total issued ordinary shares of the Company is 30,598,124,345 shares. The Company currently has approximately 33,000,000 ADSs in issue, with each ADS representing 10 ordinary shares of the Company, and therefore the total number of ordinary shares underlying the ADSs represents approximately 1% of the total issued ordinary shares of the Company, or 5% of the total issued ordinary shares held by all shareholders other than those controlled by the Company’s controlling shareholder. During the year of 2020, the average daily trading volume in the Company’s ADSs on the NYSE represents approximately 9% of the total average daily trading volume on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the NYSE.

The Bank of New York Mellon is the depositary for the Company’s ADSs. Holders of ADSs may return the ADSs to The Bank of New York Mellon in exchange for ordinary shares of the Company with each ADS returned to be exchanged into 10 ordinary shares of the Company in accordance with the terms and conditions of the deposit agreement. The Company’s ordinary shares are traded on the Hong Kong Stock Exchange.

The Company regrets the aforesaid determination and action of NYSE. The Company expects such determination and action of NYSE may have an impact on the trading prices and volume of its ordinary shares and ADSs. The Company will continue to monitor the development in related matters. The Company is also reviewing and considering appropriate steps to protect its lawful rights. The Company will make further announcements as and when appropriate under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the applicable laws.

Shareholders and potential investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 4 January 2021

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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